

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

January 27th, 2005



VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Re: **FILE NO. 82-34753**
Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.



Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures



SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between December 23rd, 2004 and January 26th, 2005

   Notifiable changes in shareholdings
   Notification of date of announcement of the Company's results for the year end December 31, 2004

2. Notices filed with Registrar of Companies for Scotland between December 23rd, 2004 and January 26th, 2005

   Change of Company Secretary

Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	15:50 23-Dec-04
Number	8139G

RNS Number:8139G
Wolfson Microelectronics PLC
23 December 2004

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc (the "Company")
23 December 2004

Section 198 Notification

The Company was notified on 22 December 2004 by Fidelity Investments on behalf of FMR Corp. ("FMR"') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 15,070,622 ordinary shares in the Company ("Shares"), representing 13.90% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3d, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Brown Bros Harrimn Ltd Lux	FIL	17,226
JP Morgan, Bournemouth	FISL	4,670,357
JP Morgan Chase Bank	FMRCO	20,000
Mellon Bank N.A.	FMRCO	685,250
Morgan Stanley and Co. Inc.	FMTC	20,600
Bank of New York Brussels	FPM	1,108,400
Bank of New York Europe Ldn	FPM	73,200
Bankers Trust London	FPM	155,400
Citibank London	FPM	269,700
Clydesdale Bank plc	FPM	94,200
HSBC Bank plc	FPM	720,800
JP Morgan, Bournemouth	FPM	2,383,600
Mellon Bank	FPM	376,800
Midland Securities Services	FPM	77,700
Northern Trust London	FPM	2,938,400
State Str Bk and Tr Co Ldn	FPM	1,458,989
Total Ordinary Shares		15,070,622

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notifcation
Released	14:31 04-Jan-05
Number	9765G

RNS Number:9765G
Wolfson Microelectronics PLC
04 January 2005

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc (the "Company")
4 January 2005

Section 198 Notification

The Company was notified on 24 December 2004 by Lincoln Financial Group on behalf of Lincoln Assurance Limited ("LAL"), pursuant to Section 198 Companies Act 1985, that its interest in the Company is below 3% of the issued share capital of the Company.

- ENDS -

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	11:57 25-Jan-05
Number	7651H

RNS Number:7651H
Wolfson Microelectronics PLC
25 January 2005

25 January 2005

Wolfson Microelectronics plc (the "Company")
Section 198 Notification

The Company was notified on 24 January 2005 by Fidelity Investments on behalf of FMR Corp.("FMR"') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 13,936,896 ordinary shares in the Company ("Shares"), representing 12.86% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Brown Bros Harrimn Ltd Lux	FIL	17,226
National Astl Bk Melbourne	FIL	37,000
JP Morgan, Bournemouth	FISL	4,652,657
JP Morgan Chase Bank	FMRCO	20,000
Mellon Bank N.A.	FMRCO	685,250
Morgan Stanley and Co. Inc.	FMTC	20,600
Bank of New York Brussels	FPM	882,700
Bank of New York Europe Ldn	FPM	73,200
Bankers Trust London	FPM	155,400
Citibank London	FPM	269,700
Clydesdale Bank plc	FPM	94,200
HSBC Bank plc	FPM	585,300
JP Morgan, Bournemouth	FPM	2,027,200
Mellon Bank	FPM	376,800
Midland Securities Services	FPM	77,700
Northern Trust London	FPM	2,678,874
State Str Bk and Tr Co Ldn	FPM	1,283,089
Total Ordinary Shares		13,936,896

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Results
Released	10:00 24-Jan-05
Number	6967H

RNS Number:6967H
Wolfson Microelectronics PLC
24 January 2005

Wolfson Microelectronics

Notification of Full Year Results

The Directors of Wolfson Microelectronics plc (LSE: WLF) will be announcing the Group's results for the twelve months ended 31 December 2004 on Tuesday, 22 February 2005. David Milne, Chief Executive Officer and George Elliott, Chief Financial Officer will be hosting a presentation on the day at 0930 to analysts at Barber-Surgeons' Hall, Monkwell Square, London, EC2Y 5BD.

Enquiries:

Corfin Communications
Harry Chathli, Neil Thapar 020 7645 2990

This information is provided by RNS
The company news service from the London Stock Exchange

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Companies House
for the record

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC089839

Company Name in full Wolfson Microelectronics plc

	Day	Month	Year
Date of termination of appointment	0 1	0 1	2 0 0 5

as director [ ] as secretary [✓]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): George Reginald

Surname: Elliott

	Day	Month	Year
†Date of Birth			

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 4th Jan 2005

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Fiona Murdoch
Westfield House, 26 Westfield Road, Edinburgh EH11 2QB
Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03


Companies House

288a

Please complete in typescript, or in bold black capitals.

CHWP000

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number SC089839

Company Name in full Wolfson Microelectronics plc

	Day	Month	Year
Date of appointment	0 1	0 1	2 0 0 5
†Date of Birth			

Appointment form

Notes on completion appear on reverse.

Appointment as director [ ] as secretary [✓] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Miss *Honours etc:

Forename(s): Fiona Kathryn

Surname: Murdoch

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 5/2 Bruntsfield Gardens

Post town: Edinburgh Postcode: EH10 4DX

County / Region: Midlothian Country: UK

†Nationality: †Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 4th Jan 2005

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 4th Jan 2005

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

FIONA MURDOCH
WESTFIELD HOUSE, 26 WESTFIELD ROAD, EDINBURGH
EH11 2QB Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number SC089839

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.